03002151

SO
3/6/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UF 3-5-03 HC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-22947

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Securities, LLC

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH, D.C.
181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 California Street, Suite 170

(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code – Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: Laurie Ohotto
Title: Vice President

Notary Public

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Securities, LLC (formerly Wells Fargo Van Kasper, LLC) and subsidiary, a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC and subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2g to the consolidated statement of financial condition, the Company changed its method of accounting for goodwill in 2002.

KPMG LLP

February 24, 2003

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2002

(In thousands)

Assets

Cash	$	4,593
Receivable from brokers, dealers, and clearing organizations (note 3)		1,602
Securities owned, at market value (note 4)		75,834
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $2,684		2,249
Other assets		4,079
Total assets	$	88,357

Liabilities and Member's Equity

Liabilities:		
Borrowings from affiliate (note 5)	$	1,500
Payable to brokers, dealers, and clearing organizations (note 3)		3,820
Securities sold, not yet purchased, at market value (note 4)		542
Accrued compensation and related benefits		8,707
Other liabilities and accrued expenses		1,826
Total liabilities		16,395
Commitments and contingencies (note 6)		
Member's equity		71,962
Total liabilities and member's equity	$	88,357

See accompanying notes to consolidated statement of financial condition.

WELLS FARGO SECURITIES, LLC AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2002

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Securities, LLC (formerly Wells Fargo Van Kasper, LLC) (WFS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

WFS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and has branch offices located in San Francisco, Boston, New York, Chicago, and Portland, Oregon. As of December 31, 2002, WFS' primary activities are institutional brokerage, trading, underwriting, and distribution of corporate securities.

Van Kasper Investment Advisors, LLC, a subsidiary of WFS, was a registered investment advisor until it withdrew its registration in December 2002.

WFS clears all securities transactions on a fully disclosed basis through a non-affiliated broker-dealer. For a portion of the year, WFS cleared its securities transactions through Wells Fargo Investments, LLC (WFI), an affiliated broker-dealer. WFS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at quoted market values.

(b) Fair Value of Financial Instruments

Substantially all of WFS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivable From or Payable to Brokers, Dealers, and Clearing Corporations

Receivable from or payable to brokers, dealers, and clearing corporations consist primarily of amounts receivable from WFS' clearing broker for commissions and the contract value of securities which have not been delivered or received as of the date of the consolidated statement of financial condition and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(In thousands)

(e) Other Assets

Included in other assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally fifteen months to three years, using the straight-line or effective-interest method.

(f) Income Taxes

WFS is disregarded as an entity separate from its owner and the results of its operations are included in the federal and state income tax returns of its sole member and parent, WFPCF.

(g) Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination shall be recognized as assets apart from goodwill. SFAS 142 requires goodwill to be tested for impairment at least annually using a fair value methodology and written down when impaired, rather than being amortized as previous standards required. SFAS 142 became effective for WFS on January 1, 2002. WFS had goodwill of $37,985 as of January 1, 2002. WFS wrote goodwill down to $0 as the result of testing for goodwill impairment in accordance with SFAS 142.

In August 2001, the FASB issued SFAS No. 144 - *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"). SFAS 144 establishes methods of accounting and reporting for the impairment of long-lived assets other than goodwill and intangible assets not being amortized. SFAS 144 was effective for fiscal years beginning after December 15, 2001. The implementation of SFAS 144 in 2002 did not have an impact on WFS' financial position or results of operations.

(h) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from such estimates.

(3) Receivable From Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $1,602 consists of investment banking receivables from other broker-dealers. Payable to brokers, dealers, and clearing organizations of $3,820 consists of amounts payable to brokers through WFS' clearing agent.

(In thousands)

(4) Marketable Securities Owned

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at quoted market values as follows:

	Owned	Sold, not yet purchased
U.S. government securities	$ 73,899	—
Corporate and preferred stocks	1,935	542
	$ 75,834	542

Securities sold, not yet purchased represent obligations of WFS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

(5) Related Party Transactions

In the ordinary course of business, WFS enters into material transactions with other affiliates of WFC. During the year ended December 31, 2002, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 8), interest paid to affiliates under short-term financing arrangements, clearing services, and operating expenses.

WFS used WFI as a clearing broker for all securities transactions before converting to an unaffiliated clearing broker in October 2002. Under the terms of the WFI clearing agreement, WFS paid or received interest at rates approximating commercial lending rates on amounts payable to or receivable from WFI.

WFS is charged for various services provided by affiliates.

Borrowings from affiliates of $1,500 at December 31, 2002 represent borrowings from WFC which are primarily used to finance WFS' trading activities. Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. WFS pays interest on this financing arrangement at interest rates approximating commercial lending rates.

On July 22, 2002, WFS entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding on the revolving subordinated loan agreement at December 31, 2002.

(In thousands)

(6) Commitments and Contingencies

WFS leases certain office space and equipment under noncancellable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31,		
2003	$	1,225
2004		1,128
2005		1,160
2006		1,173
2007		585
Thereafter		1,654
	$	6,925

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFS which, in the opinion of management, will be resolved with no material impact on WFS' financial position.

(7) Net Capital Requirements

WFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFS to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2002, WFS' net capital was $63,750 which was $62,750 in excess of its required net capital of $1,000, defined as the greater of $1,000 or 6 2/3% of total aggregate indebtedness, and had a percentage of aggregate indebtedness to net capital of 19%.

WFS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(8) Employee Benefits

WFS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFS' employees are not available.

WFS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(9) Financial Instruments With Off-Balance-Sheet Risk

WFS clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFS is liable to the clearing firm for the transactions of its customers. These activities may expose WFS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFS is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFS' consolidated statement of financial condition.

In the normal course of business, WFS enters into underwriting commitments. WFS had no open underwriting commitments at December 31, 2002.